EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents		262,976	195,041
Restricted cash		20,215	19,891
Marketable securities		483	225
Accounts receivable		24,589	27,059
Biological assets	5	901	429
Inventory	6	127,863	129,060
Prepaid expenses and deposits		15,507	22,464
Investments	12	22,900	3,400
Assets held for sale	7	19,051	6,375
Net investment in subleases	10	2,927	2,970
		497,412	406,914
Non-current assets
Long-term deposits and receivables		3,702	4,837
Right of use assets	8	118,409	129,679
Property, plant and equipment	9	128,310	152,916
Net investment in subleases	10	16,820	18,396
Intangible assets	11	77,019	73,149
Investments	12	26,413	29,660
Equity-accounted investees	13	451,068	538,331
Goodwill		123,924	119,282
Total assets		1,443,077	1,473,164

Liabilities
Current liabilities
Accounts payable and accrued liabilities		54,038	68,210
Lease liabilities	15	34,541	30,537
Derivative warrants	14	52	4,400
		88,631	103,147
Non-current liabilities
Lease liabilities	15	122,959	136,492
Other liabilities		7,214	4,185
Total liabilities		218,804	243,824

Shareholders’ equity
Share capital	16(b)	2,383,233	2,375,950
Warrants	16(c)	667	2,260
Contributed surplus		81,591	73,014
Contingent consideration		2,279	2,279
Accumulated deficit		(1,288,505)	(1,260,851)
Accumulated other comprehensive income		28,949	19,417
Total shareholders’ equity		1,208,214	1,212,069
Non-controlling interest		16,059	17,271
Total liabilities and shareholders’ equity		1,443,077	1,473,164

Commitments (note 24)

Subsequent events (notes 12, 16(b) and 25)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023
Net revenue	18	236,892	237,595	662,769	660,556
Cost of sales	6	173,924	188,990	491,237	527,477
Gross profit		62,968	48,605	171,532	133,079

Investment income	19	5,577	3,416	12,817	1,859
Share of profit (loss) of equity-accounted investees	13	(13,401)	6,581	999	15,161

General and administrative		49,980	48,235	142,711	149,535
Sales and marketing		2,813	3,271	8,850	10,761
Research and development		76	57	222	217
Depreciation and amortization	8,9,11	13,389	15,545	41,051	45,456
Share-based compensation	17	5,702	5,373	15,428	11,475
Restructuring costs		1,918	708	2,050	6,286
Asset impairment (reversal)	7,8,9	(258)	1,783	2,317	4,248
Loss on disposition of assets		35	14	441	275
Operating loss		(18,511)	(16,384)	(27,722)	(78,154)

Other income (expenses)	20	609	(5,443)	(4,080)	(8,439)
Loss before income tax		(17,902)	(21,827)	(31,802)	(86,593)
Income tax (expense) recovery		(1,434)	—	2,847	—
Net loss from continuing operations		(19,336)	(21,827)	(28,955)	(86,593)
Net loss from discontinued operations		—	—	—	(4,535)
Net loss		(19,336)	(21,827)	(28,955)	(91,128)

Equity-accounted investees - share of other comprehensive income (loss)	13	(4,802)	11,124	9,532	(882)
Comprehensive loss		(24,138)	(10,703)	(19,423)	(92,010)

Net loss from continuing operations attributable to:
Owners of the Company		(19,328)	(21,784)	(27,654)	(85,337)
Non-controlling interest		(8)	(43)	(1,301)	(1,256)
		(19,336)	(21,827)	(28,955)	(86,593)
Net loss attributable to:
Owners of the Company		(19,328)	(21,784)	(27,654)	(89,872)
Non-controlling interest		(8)	(43)	(1,301)	(1,256)
		(19,336)	(21,827)	(28,955)	(91,128)
Comprehensive loss attributable to:
Owners of the Company		(24,130)	(10,660)	(18,122)	(90,754)
Non-controlling interest		(8)	(43)	(1,301)	(1,256)
		(24,138)	(10,703)	(19,423)	(92,010)
Net loss per common share attributable to owners of the Company
Basic and diluted	21	$(0.07)	$(0.08)	$(0.10)	$(0.35)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance at December 31, 2023		2,375,950	2,260	73,014	2,279	(1,260,851)	19,417	17,271	1,229,340
Net loss		—	—	—	—	(27,654)	—	(1,301)	(28,955)
Other comprehensive income		—	—	—	—	—	9,532	—	9,532
Share issuances		164	—	—	—	—	—	—	164
Share issuance costs		(57)	—	—	—	—	—	—	(57)
Share issuances by subsidiaries		—	—	52	—	—	—	76	128
Acquisition	3	3,693	—	—	—	—	—	—	3,693
Warrants expired		—	(1,593)	753	—	—	—	—	(840)
Share-based compensation	17	—	—	11,255	—	—	—	—	11,255
Employee awards exercised		3,483	—	(3,483)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	13	13
Balance at September 30, 2024		2,383,233	667	81,591	2,279	(1,288,505)	28,949	16,059	1,224,273

Balance at June 30, 2024		2,380,753	667	79,568	2,279	(1,269,177)	33,751	16,077	1,243,918
Net loss		—	—	—	—	(19,328)	—	(8)	(19,336)
Other comprehensive loss		—	—	—	—	—	(4,802)	—	(4,802)
Share-based compensation	17	—	—	4,503	—	—	—	—	4,503
Employee awards exercised		2,480	—	(2,480)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(10)	(10)
Balance at September 30, 2024		2,383,233	667	81,591	2,279	(1,288,505)	28,949	16,059	1,224,273

SNDL Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	21,156	1,327,655
Net loss		—	—	—	—	(89,872)	—	(1,256)	(91,128)
Other comprehensive loss		—	—	—	—	—	(882)	—	(882)
Share repurchases		(5,344)	—	—	—	3,808	—	—	(1,536)
Share issuances by subsidiaries		—	—	25	—	—	—	26	51
Acquisition		83,953	—	602	—	—	—	—	84,555
Shares acquired and cancelled		(6,615)	—	—	—	—	—	—	(6,615)
Share-based compensation		—	—	9,295	—	—	—	—	9,295
Employee awards exercised		1,971	—	(1,971)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(4)	(4)
Balance at September 30, 2023		2,366,775	2,260	76,912	2,279	(1,178,063)	31,306	19,922	1,321,391

Balance at June 30, 2023		2,365,845	2,260	73,636	2,279	(1,156,279)	20,182	19,965	1,327,888
Net loss		—	—	—	—	(21,784)	—	(43)	(21,827)
Other comprehensive income		—	—	—	—	—	11,124	—	11,124
Acquisition		—	—	602	—	—	—	—	602
Share-based compensation		—	—	3,604	—	—	—	—	3,604
Employee awards exercised		930	—	(930)	—	—	—	—	—
Balance at September 30, 2023		2,366,775	2,260	76,912	2,279	(1,178,063)	31,306	19,922	1,321,391

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2024	2023	2024	2023
Cash provided by (used in):
Operating activities
Net loss for the period		(19,336)	(21,827)	(28,955)	(91,128)
Adjustments for:
Income tax expense (recovery)		1,434	—	(2,847)	—
Interest and fee income	19	(5,577)	(3,445)	(12,886)	(11,077)
Change in fair value of biological assets		167	1,819	(401)	6,767
Share-based compensation	17	5,702	5,373	15,428	11,475
Depreciation and amortization	8,9,11	13,970	16,602	42,679	49,535
Loss on disposition of assets		35	14	441	275
Inventory impairment and obsolescence	6	413	9,126	3,395	22,594
Finance costs, net	20	1,740	2,142	5,522	9,773
Change in estimate of fair value of derivative warrants	14	(3,848)	2,840	(4,348)	(4,202)
Unrealized foreign exchange loss		80	68	235	44
Transaction costs		—	—	164	—
Asset impairment (reversal)	7,8,9	(258)	1,783	2,317	4,248
Share of (profit) loss of equity-accounted investees	13	13,401	(6,581)	(999)	(15,161)
Realized loss on settlement of marketable securities	19	—	46,082	—	138,874
Unrealized (gain) loss on marketable securities	19	—	(46,053)	69	(129,656)
Additions to marketable securities		(327)	—	(327)	—
Proceeds from settlement of marketable securities		—	3,241	—	6,704
Income distributions from equity-accounted investees		10,715	—	10,715	—
Interest received		4,496	3,325	10,317	10,245
Change in non-cash working capital		(13)	13,033	(9,722)	(43,722)
Net cash provided by (used in) operating activities from continuing operations		22,794	27,542	30,797	(34,412)
Net cash provided by operating activities from discontinued operations		—	—	—	4,314
Net cash provided by (used in) operating activities		22,794	27,542	30,797	(30,098)
Investing activities
Additions to property, plant and equipment	9	(1,706)	(3,042)	(5,306)	(5,683)
Additions to intangible assets	11	(2,421)	(32)	(2,421)	(88)
Changes to investments	12	(18,952)	195	(17,584)	(507)
Changes to equity-accounted investees	13	—	—	168	(16,989)
Capital distributions from equity-accounted investees		89,758	—	89,758	—
Proceeds from disposal of property, plant and equipment		—	1,150	126	1,287
Acquisitions, net of cash acquired	3	—	—	(1,654)	3,695
Change in non-cash working capital		(191)	730	379	1,857
Net cash provided by (used in) investing activities		66,488	(999)	63,466	(16,428)
Financing activities
Change in restricted cash		(243)	(205)	(324)	(323)
Payments on lease liabilities, net		(9,780)	(9,793)	(27,002)	(29,400)
Repurchase of common shares, net of costs		—	—	—	(1,536)
Proceeds from issuance of shares, net of costs		—	—	(57)	—
Issuance of common shares by subsidiaries		—	—	174	—
Change in non-cash working capital		783	(17)	881	182
Net cash used in financing activities		(9,240)	(10,015)	(26,328)	(31,077)
Change in cash and cash equivalents		80,042	16,528	67,935	(77,603)
Cash and cash equivalents, beginning of period		182,934	185,455	195,041	279,586
Cash and cash equivalents, end of period		262,976	201,983	262,976	201,983

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. As at September 30, 2024, the Company also owned approximately 65% of Nova Cannabis Inc. (“Nova”), whose principal activities are the retail sale of cannabis (note 25).

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 13), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s liquor retail operations are seasonal in nature. Accordingly, sales will vary by quarter based on consumer spending behaviour. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a higher level of earnings in the third and fourth quarters. This business seasonality results in quarterly performance that is not necessarily indicative of the year’s performance. The cannabis retail industry is a growing industry for which seasonality cannot be reliably predicted.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL”.

2.
Basis of presentation

Statement of compliance

These condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2023. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2023.

Certain prior period amounts have been reclassified to conform to current year presentation. Specifically, cost of sales, inventory impairment and obsolescence, change in fair value of biological assets and change in fair value realized through inventory have been combined as cost of sales. Interest and fee revenue and investment income (loss) have been combined as investment income (loss). Finance costs (income), change in fair value of derivative warrants, transaction costs and foreign exchange gain (loss) have been combined as other income (expenses).

These financial statements were approved and authorized for issue by the board of directors of the Company (the “Board”) on November 4, 2024.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

3.
Business acquisitions

On March 28, 2023, the Company announced that it had entered into an agreement with Lightbox Enterprises Ltd. (“Lightbox”) pursuant to which, in connection with Lightbox’s proceedings under the Companies’ Creditors Arrangement Act (Canada), the Company (or its designee) would acquire the assets comprising four cannabis retail stores operating under the Dutch Love cannabis retail banner (the “Lightbox Transaction”). The Lightbox Transaction consideration was comprised of (i) approximately $1.7 million in cash, (ii) the cancellation of $3.0 million in debt owing by Lightbox to the Company, and (iii) the issuance of 1.1 million SNDL common shares valued at approximately $3.7 million.

On April 1, 2024, the Company announced that it had agreed to assign its rights to own or operate the four cannabis retail stores to Nova. On May 8, 2024, the Company completed the Lightbox Transaction and the assignment of its rights to own or operate the four cannabis retail stores to Nova.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment. The fair value of consideration paid was as follows:

	Provisional	Adjustments	Provisional
Cash	1,654	—	1,654
Issuance of common shares	3,693	—	3,693
Extinguishment of convertible debenture	3,000	—	3,000
	8,347	—	8,347

The preliminary fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Provisional
Inventory	154	—	154
Prepaid expenses and deposits	—	120	120
Right of use assets	2,828	(111)	2,717
Property, plant and equipment	964	73	1,037
Intangible assets	1,959	546	2,505
Lease liabilities	(2,828)	—	(2,828)
Total identifiable net assets acquired	3,077	628	3,705
Goodwill	5,270	(628)	4,642
	8,347	—	8,347

Goodwill is mainly attributable to the expansion of the store network and the Value Buds brand growth in British Columbia.

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, the accounting for the acquisition will be revised.

The financial statements incorporate the operations of Lightbox commencing May 9, 2024. During the period May 9, 2024 to September 30, 2024 the Company recorded revenues of $3.9 million and net loss of $0.2 million from the Lightbox operations. Had the Lightbox Transaction closed on January 1, 2024, management estimates that for the period January 1, 2024, to May 8, 2024, revenue would have increased by $3.1 million and net earnings would have increased by $0.2 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2024.

The Company incurred costs related to the Lightbox Transaction of $0.7 million which have been included in transaction costs.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

4.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

	Liquor Retail	Cannabis Retail	Cannabis Operations	Investments (1)	Corporate	Total
As at September 30, 2024
Total assets	319,974	211,038	196,622	695,228	20,215	1,443,077
Nine months ended September 30, 2024
Net revenue (2)	401,179	228,519	72,378	—	(39,307)	662,769
Gross profit	101,470	58,337	11,725	—	—	171,532
Operating income (loss)	22,456	7,255	(1,728)	13,711	(69,416)	(27,722)
Earnings (loss) before income tax	19,314	4,637	(2,133)	13,136	(66,756)	(31,802)
Three months ended September 30, 2024
Net revenue (2)	144,565	81,144	25,007	—	(13,824)	236,892
Gross profit	36,951	20,710	5,307	—	—	62,968
Operating income (loss)	11,795	4,395	(703)	(7,824)	(26,174)	(18,511)
Earnings (loss) before income tax	10,900	3,328	(65)	(7,824)	(24,241)	(17,902)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $39.3 million for the nine months ended September 30, 2024 and $13.8 million for the three months ended September 30, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at December 31, 2023
Total assets	320,239	206,988	208,295	717,751	19,891	1,473,164
Nine months ended September 30, 2023
Net revenue (4)	419,402	214,828	61,027	—	(34,701)	660,556
Gross profit	98,890	53,645	(19,456)	—	—	133,079
Operating income (loss)	14,535	5,689	(46,995)	16,963	(68,346)	(78,154)
Earnings (loss) before income tax	10,200	3,230	(46,725)	13,287	(66,585)	(86,593)
Three months ended September 30, 2023
Net revenue (4)	151,801	75,539	20,954	—	(10,699)	237,595
Gross profit	37,263	20,046	(8,704)	—	—	48,605
Operating income (loss)	8,278	3,432	(13,957)	9,886	(24,023)	(16,384)
Earnings (loss) before income tax	6,449	2,753	(13,774)	9,834	(27,089)	(21,827)
(1)
Cannabis retail includes the operations of Superette Inc. for the period February 8, 2023 to September 30, 2023.
(2)
Cannabis operations includes the operations of The Valens Company Inc. for the period January 18, 2023 to September 30, 2023.
(3)
Total assets include cash and cash equivalents.
(4)
The Company has eliminated $34.7 million for the nine months ended September 30, 2023 and $10.7 million for the three months ended September 30, 2023 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized. The elimination was recorded in the Corporate segment.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Geographical disclosure

As at September 30, 2024, the Company had non-current assets related to credit investments in the United States of $451.1 million (December 31, 2023 – $538.3 million). For the nine months ended September 30, 2024, share of profit of equity-accounted investees related to operations in the United States was a gain of $1.0 million (nine months ended September 30, 2023 – gain of $15.2 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

5.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	September 30, 2024	December 31, 2023
Balance, beginning of year	429	3,477
Increase in biological assets due to capitalized costs	4,076	21,501
Net change in fair value of biological assets	(401)	(7,936)
Transferred to inventory upon harvest	(3,203)	(16,613)
Balance, end of period	901	429

Biological assets are valued in accordance with International Accounting Standard 41 – Agriculture and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2024, it is estimated that the Company’s biological assets will yield approximately 3,416 kilograms (December 31, 2023 – 2,230 kilograms) of dry cannabis when harvested. During the nine months ended September 30, 2024, the Company harvested 5,529 kilograms of dry cannabis (nine months ended September 30, 2023 – 13,831 kilograms).

6.
Inventory

As at	September 30, 2024	December 31, 2023
Retail liquor	79,241	83,923
Retail cannabis	21,729	19,516
Harvested cannabis
Raw materials, packaging and components	7,015	7,781
Extracted cannabis & hemp oils	16,866	11,989
Work-in-progress	—	995
Finished goods	3,012	4,856
	127,863	129,060

During the three and nine months ended September 30, 2024, inventories of $173.3 million and $488.4 million were recognized in cost of sales as an expense (three and nine months ended September 30, 2023 – $180.4 million and $503.4 million).

During the three and nine months ended September 30, 2024, the Company recognized inventory write downs of $0.4 million and $3.4 million (three and nine months ended September 30, 2023 – $9.1 million and $22.6 million).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

7.
Assets held for sale

At September 30, 2024, assets held for sale were measured at their fair value less costs to sell and comprised of the following:

As at	September 30, 2024	December 31, 2023
Olds facility	18,800	—
Stellarton facility	—	6,375
Extraction equipment	251	—
	19,051	6,375

The Olds facility is located in Olds, Alberta, and its primary purpose was the cultivation of cannabis for the adult-use cannabis market. Management is committed to a plan to sell the Olds facility and the asset is available for immediate sale.

The Stellarton facility is located in Stellarton, Nova Scotia, and its primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market. The Stellarton facility was acquired as part of the Zenabis acquisition. During the nine months ended September 30, 2024, the Company concluded that the Stellarton facility no longer met certain criteria for assets held for sale due to secondary commercial real estate market conditions in Nova Scotia. The facility was reclassified to property, plant and equipment and a $1.3 million impairment loss was recognized.

8.
Right of use assets

Cost
Balance at December 31, 2023	199,032
Acquisition (note 3)	2,717
Additions	1,499
Renewals, remeasurements and dispositions	9,130
Balance at September 30, 2024	212,378

Accumulated depreciation and impairment
Balance at December 31, 2023	69,353
Depreciation	23,529
Impairment	1,087
Balance at September 30, 2024	93,969

Net book value
Balance at December 31, 2023	129,679
Balance at September 30, 2024	118,409

For the nine months ended September 30, 2024, the Company recorded impairment losses of right of use assets of $1.1 million which consists of a net $1.6 million for the three months ended March 31, 2024, a net reversal of $0.4 million for the three months ended June 30, 2024 and a net reversal of $0.1 million for the three months ended September 30, 2024 (September 30, 2023 – nil) with $1.6 million ($1.8 million for the three months ended March 31, 2024, a reversal of $0.3 million for the three months ended June 30, 2024 and impairment of $0.1 million for the three months ended September 30, 2024) in the cannabis retail reporting segment and an impairment reversal of $0.5 million ($0.2 million reversal for the three months ended March 31, 2024, $0.1 million reversal for the three months ended June 30, 2024 and $0.2 million reversal for the three months ended September 30, 2024) in the liquor retail reporting segment. Refer to note 9 for the significant assumptions applied in the impairment test.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

9.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress	Total
Cost
Balance at December 31, 2023	20,953	179,156	76,899	99,164	8,674	384,846
Acquisition (note 3)	—	—	1,037	—	—	1,037
Additions	—	—	277	5,016	983	6,276
Transfers from CIP	—	—	—	983	(983)	—
Reclass to assets held for sale	(11,834)	(143,540)	—	(411)	(6,013)	(161,798)
Dispositions	—	—	(559)	(1,775)	(90)	(2,424)
Balance at September 30, 2024	9,119	35,616	77,654	102,977	2,571	227,937

Accumulated depreciation and impairment
Balance at December 31, 2023	—	145,420	28,448	52,241	5,821	231,930
Depreciation	—	956	7,925	8,384	—	17,265
Impairment (recovery)	—	—	16	(111)	—	(95)
Reclass to assets held for sale	—	(141,811)	—	(165)	(5,821)	(147,797)
Dispositions	—	—	(559)	(1,117)	—	(1,676)
Balance at September 30, 2024	—	4,565	35,830	59,232	—	99,627

Net book value
Balance at December 31, 2023	20,953	33,736	48,451	46,923	2,853	152,916
Balance at September 30, 2024	9,119	31,051	41,824	43,745	2,571	128,310

During the nine months ended September 30, 2024, depreciation expense of $1.6 million was capitalized to biological assets and inventory (nine months ended September 30, 2023 – $4.1 million).

During the nine months ended September 30, 2024, the Company determined that indicators of impairment existed relating to certain cannabis retail stores due to underperforming store level operating results as well as indicators of impairment reversal relating to certain previously impaired liquor retail stores now overperforming store level operating results. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each CGU determined to have an indicator of potential impairment or impairment reversal using a discounted cash flow model. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Projected future sales and earnings for cash flows are based on actual operating results and operating forecasts. Management determined forecasted growth rates of sales based on past performance, expectations of future performance for each location and industry averages. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, forecasted inflation rates and contractual lease payments. The duration of the cash flow projections for individual CGUs is 5 years or based on the remaining lease term of the CGU.
•
Discount rate: A pre-tax discount rate range of 12.5% – 13.8% was estimated and is based on market assessments of the time value of money and CGU specific risks. To determine a pre-tax discount rate, a weighted average cost of capital was used as a reference point which is based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, the Company’s historical data, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields.

For the nine months ended September 30, 2024, the Company recorded impairment losses of property, plant and equipment of $1.4 million which consists of net $0.77 million for the three months ended March 31, 2024, a reversal of net $0.21 million for the three months ended June 30, 2024 and impairment of net $0.89 million for the three months ended September 30, 2024 (September 30, 2023 – $0.5 million) in the cannabis retail reporting segment and

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

an impairment reversal of $1.6 million, $0.76 million reversal for the three months ended March 31, 2024, impairment of $0.22 million for the three months ended June 30, 2024 and a reversal of $1.1 million for the three months ended September 30, 2024 (September 30, 2023 – $0.4 million) in the liquor retail reporting segment. The Company also recorded impairment losses and impairment reversals of right of use assets (note 8).

10.
Net investment in subleases

	September 30, 2024	December 31, 2023
Balance, beginning of year	21,366	23,319
Additions	716	832
Finance income	580	857
Rents recovered (payments made directly to landlords)	(2,672)	(4,004)
Dispositions and remeasurements	(243)	362
Balance, end of period	19,747	21,366

Current portion	2,927	2,970
Long-term	16,820	18,396

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

11.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail Licenses	Total
Cost
Balance at December 31, 2023	81,900	10,000	5,556	750	98,206
Acquisition (note 3)	—	—	—	2,505	2,505
Additions	—	—	33	3,217	3,250
Balance at September 30, 2024	81,900	10,000	5,589	6,472	103,961

Accumulated amortization and impairment
Balance at December 31, 2023	20,447	3,061	1,549	—	25,057
Amortization	129	938	694	124	1,885
Balance at September 30, 2024	20,576	3,999	2,243	124	26,942

Net book value
Balance at December 31, 2023	61,453	6,939	4,007	750	73,149
Balance at September 30, 2024	61,324	6,001	3,346	6,348	77,019

During the nine months ended September 30, 2024, the Company finalized the addition of two Saskatchewan liquor licenses with indefinite lives for $3.2 million.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

12.
Investments

As at	September 30, 2024	December 31, 2023
Investments at amortized cost	49,313	24,405
Investments at fair value through profit and loss ("FVTPL")	—	8,655
	49,313	33,060

Current portion	22,900	3,400
Long-term	26,413	29,660

Investments at amortized cost

Indiva

On April 1, 2024, the Company and Indiva Limited (“Indiva”) entered into an amendment to the Second Amended and Restated Promissory Note dated August 28, 2023 (the “Indiva Promissory Note”), whereby Indiva repaid $2.0 million of principal and certain financial and reporting conditions were amended.

On June 12, 2024, the Company agreed to lend Indiva up to an additional $2.4 million as a debtor-in-possession loan, of which $0.9 million was drawn upon as of June 30, 2024.

On July 5, 2024, the Company announced that it had entered into a purchase agreement (the “Bid Agreement”) with Indiva and its direct and indirect subsidiaries (collectively with Indiva, the “Indiva Group”), pursuant to which the Company offered to purchase all of the issued and outstanding shares of Indiva and the business and assets of the Indiva Group (collectively, the “Indiva Assets”) (the “Indiva Transaction”) for consideration comprising of a credit bid of all of the indebtedness of the Indiva Group owing to the Company, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the Indiva Group’s proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).

The Bid Agreement was entered into in the context of the CCAA proceedings, as part of a sales process where the Indiva Assets will be marketed to prospective purchasers (the “Sale Process”) and, accordingly, is subject to approval by the court overseeing the CCAA proceedings and to potential alternative bids submitted pursuant to the Sale Process.

On August 29, 2024, the Company announced that its stalking horse bid pursuant to the Bid Agreement had been chosen as the successful bid for the Indiva Assets.

On November 4, 2024, the Company announced that it had successfully closed the Indiva Transaction for consideration of approximately $22.7 million. Due to the proximity of the closing of the Indiva Transaction and the date of issuance of the financial statements, the Company has not yet prepared the acquisition date fair value of the total consideration transferred or the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

Delta 9

On July 5, 2024, the Company announced that it had completed the acquisition (the “Debt Acquisition”) of the principal indebtedness (the “Purchased Indebtedness”) of Delta-9 Cannabis Inc. (“Delta 9”) from Connect First and Servus Credit Union Ltd. for a purchase price of $28.1 million pursuant to a purchase and sale of indebtedness agreement dated July 5, 2024. As a result of the Debt Acquisition, the Company became Delta 9’s senior secured creditor with a first priority security interest in all of the assets of Delta 9 and certain Delta 9 subsidiaries.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Investments at fair value through profit and loss

On September 12, 2024, the Company received payment through Delta 9’s CCAA proceedings for reimbursement of principal and interest owing on the convertible debenture maturing March 30, 2025 for $11.7 million. Further discussions are being held for the full reimbursement of fees and other costs.

13.
Equity-accounted investees

As at	September 30, 2024	December 31, 2023
Interest in joint venture	451,068	538,331

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities.

SunStream is structured separately from the Company, and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2023	538,331
Capital contributions (refunds)	(168)
Share of net earnings	999
Share of other comprehensive income (taxes at 23%)	12,379
Distributions	(100,473)
Balance at September 30, 2024	451,068

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	September 30, 2024	September 30, 2023
Current assets (including cash and cash equivalents - 2024: $0.8 million, 2023: $0.3 million)	1,958	6,902
Non-current assets	446,036	539,549
Current liabilities	(870)	(272)
Net assets (liabilities) (100%)	447,124	546,179

Nine months ended September 30	2024	2023
Revenue	6,768	20,590
Profit from operations	1,581	15,587
Other comprehensive income (loss)	12,379	(882)
Total comprehensive income (loss)	13,962	14,884

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

14.
Derivative warrants

	September 30, 2024	December 31, 2023
Balance, beginning of year	4,400	11,002
Change in fair value recognized in profit or loss	(4,348)	(6,602)
Balance, end of period	52	4,400

On January 20, 2024, the 50,000 remaining unsecured convertible note warrants expired. The unsecured convertible notes warrants were issued in 2020 as part of the Company’s debt restructuring transactions. A total of 1.45 million derivative warrants were issued in such transactions, of which 1.4 million were exercised during the year ended December 31, 2020.

On September 18, 2024, an additional 9.8 million warrants expired. These warrants were issued in 2021 as part of a series of registered equity offerings.

The following table summarizes outstanding derivative warrants as at September 30, 2024:

	Exercise price (US$)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	0.9
(1)
The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.
15.
Lease Liabilities

	September 30, 2024	December 31, 2023
Balance, beginning of year	167,029	169,831
Acquisition (note 3)	2,828	4,336
Additions	2,212	4,362
Lease payments	(29,674)	(45,017)
Renewals, remeasurements and dispositions	8,649	25,505
Tenant inducement allowances received	668	91
Accretion expense	5,788	7,921
Balance, end of period	157,500	167,029

Current portion	34,541	30,537
Long-term	122,959	136,492

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at September 30, 2024:

September 30, 2024
Less than one year	42,101
One to three years	69,605
Three to five years	45,761
Thereafter	30,073
Minimum lease payments	187,540

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

16.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		September 30, 2024		December 31, 2023
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		262,775,853	2,375,950	235,194,236	2,292,810
Share issuances		96,399	164	931,740	1,900
Share issuance costs		—	(57)	—	—
Share repurchases		—	—	(546,700)	(5,344)
Acquisition	3	1,099,744	3,693	27,605,782	83,953
Shares acquired and cancelled		—	—	(2,261,778)	(6,879)
Employee awards exercised		1,428,599	3,483	1,852,573	9,510
Balance, end of period		265,400,595	2,383,233	262,775,853	2,375,950

During the nine months ended September 30, 2024, the Company issued 1.1 million common shares as part of the consideration for the Lightbox Transaction (note 3) and 0.1 million common shares related to the addition of certain franchise stores in Ontario.

Subsequent to September 30, 2024, the Company purchased and cancelled 59,417 common shares at a weighted average price of $2.64 (US$1.90) per common share for a total cost of $0.16 million, and issued an aggregate 159,792 common shares as consideration for the purchase of certain common shares of Nova (note 25).

C)
COMMON SHARE PURCHASE WARRANTS

	Number of Warrants	Carrying Amount
Balance at December 31, 2023	308,612	2,260
Warrants expired	(190,212)	(1,593)
Balance at September 30, 2024	118,400	667

During the nine months ended September 30, 2024, the remaining Inner Spirit Holdings Ltd. warrants that comprised the contingent consideration from the acquisition expired.

The following table summarizes outstanding warrants as at September 30, 2024:

	Warrants outstanding and exercisable
Issued in relation to	Weighted average exercise price	Number of warrants	Weighted average contractual remaining life (years)
Financial services	45.98	54,400	4.8
Acquisition of intellectual property	9.40	64,000	1.3
	$26.21	118,400	2.9

17.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Subsequent to the Company’s initial

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Equity-settled expense
Simple warrants (A)	—	3	—	(332)
Stock options (B)	—	—	1	(2)
Restricted share units (1) (C)	4,503	3,602	11,254	9,711
Cash-settled expense
Deferred share units (1)(2) (D)	1,199	1,768	4,173	2,098
	5,702	5,373	15,428	11,475
(1)
For the nine months ended September 30, 2024, the Company recognized share-based compensation expense under Nova’s RSU plan of $6 (2023 — $28) and share-based compensation expense under Nova’s DSU plan of $1,110 (2023 — $436).
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria met.

The following table summarizes changes in the simple and performance warrants during the nine months ended September 30, 2024:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2023	66,700	$39.77	54,400	$38.62
Forfeited	(7,200)	34.90	(4,000)	39.06
Expired	(20,300)	6.25	(25,600)	18.75
Balance at September 30, 2024	39,200	$58.02	24,800	$59.07

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes outstanding simple and performance warrants as at September 30, 2024:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	16,000	9.38	0.67	16,000	9.38	0.67
$62.50 - $93.75	17,280	64.81	2.14	17,280	64.81	2.14
$125.00 - $312.50	5,920	169.62	2.69	5,920	169.62	2.69
	39,200	$58.02	1.62	39,200	$58.02	1.62
Performance warrants
$6.25 - $9.38	6,400	6.25	n/a	6,400	6.25	1.41
$29.69 - $45.31	6,400	31.25	n/a	6,400	31.25	1.41
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	1.41
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	24,800	$59.07	n/a	14,134	$25.83	1.41
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually over a three-year period and generally expire ten years after the grant date.

The following table summarizes changes in stock options during the nine months ended September 30, 2024:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2023	853,705	$17.92
Forfeited	(94,865)	16.49
Expired	(164,187)	38.38
Balance at September 30, 2024	594,653	$12.50

The following table summarizes outstanding stock options as at September 30, 2024:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	5.66	10,000	5.66
$11.90	8,160	5.74	8,160	5.74
$31.50	3,000	3.98	3,000	3.98
$11.79 - $38.88	573,493	2.10	573,493	2.10
	594,653	2.22	594,653	2.22
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in RSUs during the nine months ended September 30, 2024:

RSUs outstanding
Balance at December 31, 2023	8,629,716
Granted	5,537,233
Forfeited	(871,032)
Exercised	(1,428,599)
Balance at September 30, 2024	11,867,318

At September 30, 2024, no RSUs were vested or exercisable.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at September 30, 2024, the Company recognized a liability of $7.0 million relating to the fair value of cash-settled DSUs (December 31, 2023 – $3.9 million). The liability is included as a non-current liability within other liabilities.

The following table summarizes changes in DSUs during the nine months ended September 30, 2024:

DSUs outstanding
Balance at December 31, 2023	2,398,333
Granted	476,959
Balance at September 30, 2024	2,875,292

At September 30, 2024, 1.97 million DSUs were vested but none were exercisable. At December 31, 2023, 1.5 million DSUs were vested but none were exercisable. DSUs can only be exercised once a director ceases to be on the Board.

18.
NET revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers and proprietary licensing. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consisting of royalty and franchise fee revenue, and other revenue consisting of millwork, supply and accessories revenue and proprietary licensing. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Liquor retail revenue
Retail	144,152	151,801	400,179	419,402
Other	413	—	1,000	—
Liquor retail revenue	144,565	151,801	401,179	419,402
Cannabis retail revenue
Retail	75,706	69,732	212,798	201,255
Proprietary licensing	4,014	3,974	11,363	8,017
Franchise	1,424	1,814	4,358	5,380
Other	—	19	—	176
Cannabis retail revenue	81,144	75,539	228,519	214,828
Cannabis operations revenue
Provincial boards	17,522	18,976	47,959	52,817
Wholesale	7,923	3,224	23,058	8,153
Analytical testing and other	169	256	827	918
Cannabis operations revenue	25,614	22,456	71,844	61,888
Gross revenue	251,323	249,796	701,542	696,118
Excise taxes	14,431	12,201	38,773	35,562
Net revenue	236,892	237,595	662,769	660,556

19.
Investment income (LOSS)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Interest income from investments at amortized cost	1,123	908	2,737	2,894
Interest and fee income from investments at FVTPL	2,360	250	3,859	1,124
Interest income from cash	2,094	2,287	6,290	7,059
Gains (losses) on marketable securities	—	(29)	(69)	(9,218)
	5,577	3,416	12,817	1,859

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

20.
Other income (expenses)

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Finance (costs) income
Accretion on lease liabilities	(1,901)	(1,676)	(5,788)	(5,915)
Change in fair value of investments at FVTPL	—	(52)	(575)	(3,677)
Financial guarantee liability recovery	15	—	34	139
Other finance recoveries (costs)	(48)	(627)	227	(968)
Interest income	194	213	580	648
Total finance costs	(1,740)	(2,142)	(5,522)	(9,773)
Change in fair value of derivative warrants (note 14)	3,848	(2,840)	4,348	4,202
Transaction costs	(1,344)	(226)	(2,339)	(2,439)
Foreign exchange loss	(155)	(235)	(567)	(429)
	609	(5,443)	(4,080)	(8,439)

21.
Loss per share

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Weighted average shares outstanding (000s)
Basic and diluted (1)	265,147	260,435	263,986	258,757
Continuing operations
Net loss attributable to owners of the Company	(19,328)	(21,784)	(27,654)	(85,337)
Per share - basic and diluted	$(0.07)	$(0.08)	$(0.10)	$(0.33)
Discontinued operations
Net loss attributable to owners of the Company	—	—	—	(4,535)
Per share - basic and diluted	—	$—	$—	$(0.02)
Net loss attributable to owners of the Company	(19,328)	(21,784)	(27,654)	(89,872)
Per share - basic and diluted	$(0.07)	$(0.08)	$(0.10)	$(0.35)
(1)
For the nine months ended September 30, 2024, there were 0.1 million equity classified warrants, 0.1 million derivative warrants, 0.0 million simple warrants, 0.0 million performance warrants, 0.6 million stock options and 11.9 million RSUs that were excluded from the calculation as the impact was anti-dilutive (nine months ended September 30, 2023– 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.1 million simple warrants, 0.1 million performance warrants, 0.95 million stock options and 10.6 million RSUs).
22.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
September 30, 2024	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	483	483	—	—
Financial liabilities
Derivative warrants (1)	52	—	—	52

		Fair value measurements using
December 31, 2023	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	225	225	—	—
Investments at FVTPL	8,655	—	—	8,655
Financial liabilities
Derivative warrants (1)	4,400	—	—	4,400
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

23.
RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 13 relating to the Company’s joint venture.

A former member of key management personnel (retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to September 10, 2024, the Company paid $125.2 thousand in total rent with respect to this lease (nine months ended September 30, 2023 — $125.2 thousand).

24.
Commitments and contingencies

The following table summarizes contractual commitments at September 30, 2024:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	54,038	—	—	—	54,038
Financial guarantee liability	—	234	—	—	234
Balance, end of year	54,038	234	—	—	54,272

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2024

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. The Company has settled the existing $2.5 million financial penalty previously accrued and amended its pre-existing data arrangement with the customer.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, after consulting with counsel, the Company believes that the losses that may result, if any, will not be material to the financial statements.

25.
Subsequent Events

Acquisition of remaining minority interest IN nova cannabis

On October 21, 2024, the Company announced that it had completed the acquisition of all of the issued and outstanding common shares of Nova (“Nova Shares”) not already owned by the Company, representing approximately 35% of Nova Shares, by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) for aggregate consideration of approximately $40 million (the “Nova Transaction”).

Pursuant to the Nova Transaction, each holder of Nova Shares (other than SNDL and its affiliates that hold Nova Shares) (“Nova Shareholders”) was entitled to receive $1.75 in cash for each Nova Share held (the “Cash Consideration”), provided that Nova Shareholders could elect to receive, in lieu of the Cash Consideration, 0.58 of a common share of SNDL (“SNDL Shares”) for each Nova Share held (the “Share Consideration” and, collectively with the Cash Consideration, the “Consideration”), subject to proration and a maximum of 50% of the aggregate Consideration being payable in SNDL Shares. Upon the closing of the Nova Transaction, an aggregate of 159,792 SNDL Shares were issued as Share Consideration to Nova Shareholders and an aggregate of $37.3 million was paid as Cash Consideration to validly electing Nova Shareholders.